May 30, 2017

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Radio Inc.

Registration Statement on Form S-4/S-1

Filed April 13, 2017

File No. 333-217279

Dear Mr. Spirgel:

On behalf of CBS Radio Inc. (“CBS Radio”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to CBS Radio’s Registration Statement on Form S-4/S-1 filed with the Commission on April 13, 2017 (the “Registration Statement”), contained in your letter dated May 11, 2017 (the “Comment Letter”), we submit this letter containing CBS Radio’s responses to the Comment Letter. The responses relating to Entercom Communications Corp. (“Entercom”) have been provided to CBS Radio by Entercom and/or its counsel. In connection with this letter, CBS Radio is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out in bold the text of the comments from the Comment Letter, followed by CBS Radio’s responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1. Capitalized terms used herein but not defined have the meaning set forth in Amendment No. 1.

General

1.	We note generally the transactional prominence of the exchange offer in your registration statement as opposed to the conditional nature of the “Clean-Up Spin-Off.” Please tell us why you have determined to characterize the spin-off as a “clean-up” when the degree of shareholder participation in the exchange offer is currently unknown.

Response: In response to the Staff’s comment, CBS Radio has removed the characterizations of the Spin-Off as a “clean-up.” In addition, CBS Radio has revised the disclosure throughout Amendment No. 1 to include additional prominence and disclosure with respect to the Spin-Off, including with respect to the conditional nature thereof. CBS anticipates that the final exchange ratio will be set by the Pricing Mechanism such that the exchange offer will be fully- or over-subscribed by holders of CBS Class B Common Stock. In the event that the exchange offer is less than fully-subscribed, CBS and CBS Radio intend to distribute any remaining shares of Radio Common Stock to holders of CBS Common Stock through the Spin-Off.

Registration Statement Cover Page

2.	Since you have included Item 512(a) of Regulation S-K undertakings, please check the Rule 415 box on the cover of the registration statement.

Response: In response to the Staff’s comment, CBS Radio has checked the Rule 415 box on the cover of Amendment No. 1.

Questions and Answers About the Transactions

Q: Will National Amusements, Inc. participate in the exchange offer?, page 4

3.	Make clear that National Amusements will receive shares in the spinoff and potentially could become the controlling shareholder of Entercom if more than “X” number of shares are distributed pro rata in the spinoff.

Response: CBS Radio respectfully advises the Staff that even if all of the outstanding shares of Radio Common Stock are issued in the Spin-Off, solely for illustration purposes, National Amusements would only own 9,773,728 shares of Entercom Class A Common Stock, representing, on a pro forma basis after giving effect to the Transactions, (a) 6.7% of the total outstanding shares of Entercom Common Stock and (b) 5.3% of the aggregate voting power represented by the outstanding shares of Entercom Common Stock. As such, CBS Radio respectfully advises the Staff that National Amusements could not become the controlling shareholder of Entercom as a result of the Transactions. CBS anticipates that the final exchange ratio will be set by the Pricing Mechanism such that the exchange offer will be fully- or over-subscribed by holders of CBS Class B Common Stock. In response to the Staff’s comment, CBS Radio has revised the disclosure on page 4.

Q: Are there any conditions to CBS’s obligation to complete the exchange offer?, page 9

4.	Clarify whether there is a minimum number of shares that must be tendered in order to participate in the exchange offer.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on pages 5 and 14 to disclose that there is no minimum number of shares that must be tendered by a holder of CBS Class B Common Stock to participate in the exchange offer.

Q: Can I tender only a portion of my shares of CBS Class B Common Stock in the exchange offer?, page 12

5.	Confirm that an investor who tenders only a portion of his or her shares would be eligible to receive his or her pro rata distribution of shares in the spin off for his or her remaining shares.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 14 to confirm that a holder of CBS Class B Common Stock tendering only a portion of his or her shares of CBS Class B Common Stock would be eligible to receive his or her pro rata distribution of shares in the Spin-Off for his or her remaining shares of CBS Class B Common Stock and owned shares of CBS Class A Common Stock.

Q: What are the key steps of the Transaction?, page 14

6.	Please provide more information here, and elsewhere, regarding the pro rata distribution that may occur as part of the Clean-Up Spin-Off. Please specifically address in what sense the distribution will be pro rata. For example, will the distribution be based upon the relative economic interest of CBS shareholders or the relative voting power associated with their stock? Please also clarify how the pro rata distribution will impact, if at all, holders of different classes of CBS stock based upon ownership of common stock with different rights and privileges attached.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure throughout Amendment No. 1 to include additional information with respect to the pro rata distribution that may occur as part of the Spin-Off, including on pages 1, 2, 4, 9, 17, 26, 37, 92 and 167.

Q: What will holders of Entercom Common Stock receive in the Merger?, page 16

7.	Please enhance this discussion to more fully discuss the impact of the merger on Entercom shareholders. For example, supplement this section with an explanation of the significant ownership reduction that current Entercom shareholders will experience along with a corresponding ownership shift via an acquisition of significant assets and liabilities from CBS Radio, as disclosed elsewhere in the document.

Response: In response to the Staff’s comment, CBS Radio has revised the section entitled “Questions and Answers About the Transactions” on page 18 to explain the significant ownership reduction that current Entercom shareholders will experience and to clarify that CBS Radio will be a wholly owned subsidiary of Entercom following consummation of the Transactions.

Q: What are the possible effects on the value of Entercom Class A Common Stock to be received by holders of CBS Class B Common Stock who participate in the exchange offer?, page 16

8.	Explain “the existence of a discount” that could negatively affect Entercom Class A Common Stock holders.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure in the section entitled “Questions and Answers About the Transactions” on page 18 and revised the disclosure on page 60 to add a risk factor entitled “Arbitrage trading during the exchange offer could adversely impact the price of Entercom Class A Stock” to explain how the existence of a discount could adversely affect holders of Entercom Class A Common Stock.

Q: How will the Transactions impact the future liquidity and capital resources of Entercom?, page 16

9.	Please provide more disclosure as to why CBS is undertaking to specifically “refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock, and to pay fees and expenses in connection with the Transactions.”

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure in the section entitled “Questions and Answers About the Transactions” on page 19 and throughout Amendment No. 1 (including on pages 25, 27, 38, 104, 132, 167, 168) to (i) disclose that such transactions are being undertaken, among other reasons, to simplify CBS Radio’s and, ultimately, Entercom’s capital structure in connection with the Transactions and (ii) clarify that, following consummation of the Merger,

Entercom will use the proceeds of the Radio Financing to pay fees and expenses in connection with the Transactions, redeem Entercom’s preferred stock and to repay or cause to be repaid all outstanding amounts under the Entercom Credit Agreement.

What shareholder approvals are needed in connection with the Transactions?, page 18

10.	Please disclose, if true, that CBS will approve the Merger, as the sole shareholder of CBS Radio, prior to the split-off/spin-off of CBS Radio.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 21 to disclose that, after the execution of the Merger Agreement and the Separation Agreement, on February 2, 2017, CBS Broadcasting, which, as of February 2, 2017, was the sole stockholder of CBS Radio, has already approved the Transactions, including the Merger, the exchange offer and, if necessary, the Spin-Off.

Summary, page 20

Graphics, page 24

11.	Your description of Entercom’s shareholders following the Transactions should be corrected to reference former and current CBS stockholders because CBS stockholders participating in the spinoff will remain CBS stockholders. The correction should also be made on the graphic on page 152.

Response: In response to the Staff’s comment, CBS Radio has revised the graphics on pages 28 and 169 to reference former and current CBS stockholders.

Opinions of Entercom’s Financial Advisors, page 26

12.	We note that the fairness opinions of Morgan Stanley and Centerview Partners were delivered to Entercom’s board on February 2, 2017. Please disclose whether any material changes in Entercom’s operations, performance, or in any of the projections or assumptions upon which Morgan Stanley and Centerview based their opinions, have occurred since the delivery of the opinions or that are anticipated to occur before the Entercom special meeting.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on pages 61 and 205.

13.	Please clarify, if accurate, that the exchange ratio considered by Morgan Stanley and Centerview Partners in connection with the fairness opinion is a different ratio than the one that will be used to determine the number of shares of Radio Common Stock to be exchanged for CBS Corp. Class B Common Stock.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on pages 30, 31, 185 and 194.

14.	Please consider enhancing your discussion to clearly state, for the benefit of CBS Corp. shareholders that may take part in the exchange offer, that the financial advisors have issued opinions pertaining to the fairness of the transactions and the exchange ratio only from Entercom’s financial point of view.

Response: In response to the Staff’s comment, CBS Radio respectfully advises the Staff that the opinions of Morgan Stanley and Centerview were used by Entercom’s board of directors to evaluate the fairness of the transactions to Entercom itself. CBS Radio does not believe that the opinions constitute a recommendation to CBS shareholders regarding any of the matters described in the Registration Statement, which assertion is outlined in greater detail in the disclosure in the ninth and tenth bullets in the first paragraph under the heading “Entercom’s Reasons for the Transactions” on page 181 and the second paragraph under each of the headings “Opinion of Morgan Stanley & Co. LLC” on pages 30 and 185 and “Opinion of Centerview Partners LLC” on pages 31 and 194. In support of the foregoing and in response to the Staff’s comment, Entercom has revised the disclosure regarding Morgan Stanley’s fairness opinion on pages 30 and 185 to further clarify that it does not constitute a recommendation to any shareholder of Entercom or any other person.

Terms of the Exchange Offer, page 27

15.	In the tables on pages 28 and 65, consider including a column for “Shares of Entercom Class A Common Stock per CBS Class B Common Stock tendered.”

Response: In response to the Staff’s comment, CBS Radio has added columns for “Shares of Entercom Class A Common Stock per CBS Class B Common Stock Tendered” to the tables on pages 32 and 74.

Accounting Treatment and Considerations, page 35

16.	You state that “immediately following the Merger, in accordance with the Merger Agreement, nine persons will serve on the Entercom board of directors, five from Entercom’s current board of directors and four new directors agreed upon by CBS, two of whom are affiliated with CBS.” Please confirm, if true, that there will be five directors appointed by Entercom at least until the 2018 Annual Meeting. Please also advise when or whether it is possible for Entercom directors to not comprise a majority of the board beyond the 2018 Annual Meeting.

Response: In response to the Staff’s comment, CBS Radio confirms that Entercom will retain five directors from Entercom’s current board of directors at least until Entercom’s 2018 annual meeting (the “2018 Annual Meeting”). Immediately following the consummation of the Transactions, nine persons will serve on the Entercom board of directors, five from Entercom’s pre-Merger board of directors and four newly appointed with the agreement of CBS. Two of the newly appointed directors of Entercom will be affiliated with CBS, and these two directors of Entercom will execute and deliver, prior to joining the Entercom board of directors, irrevocable letters of resignation from the Entercom board of directors effective as of the earlier of six months following the date of the consummation of the Transactions and the day before the 2018 Annual Meeting. CBS Radio respectfully advises the Staff that it is highly unlikely that at any point beyond the 2018 Annual Meeting the Entercom directors will not comprise a majority of the Entercom board of directors in relation to the two remaining newly appointed directors of Entercom. However, to the extent that any of the Entercom directors no longer serve on the Entercom board of directors after the Merger, it is possible for the pre-merger Entercom directors to not comprise a majority of the Entercom board of directors. CBS Radio respectfully advises the Staff that CBS will not be involved in the appointment of any new directors after the Merger.

CBS Radio has revised disclosure in the section entitled “Summary—Accounting Treatment and Considerations” on pages 40 and 41 (and similar disclosure on pages 106, 214 and 216) to clarify the foregoing.

Beyond the 2018 Annual Meeting, the Entercom board of directors will decide whom to nominate, and shareholders will decide for whom to vote, for vacancies on the Entercom board of directors. However, even after the 2018 Annual Meeting, the likelihood that Entercom’s pre-merger directors (or their replacements) and their future nominees will not comprise a majority of the board is remote, for two principal reasons:

Adoption of a Classified Board

First, while Entercom does not currently have a classified board of directors, holders of Entercom Common Stock will vote on the adoption of a classified board of directors at the special meeting of shareholders of Entercom to, among other things, approve the issuance of shares of Entercom Class A Common Stock in connection with the Merger. If the Voting Agreement is in effect at the time of the special meeting of shareholders of Entercom, such proposal is expected to be approved, with effect from the consummation of the Merger. If approved, the amendment to Entercom’s Articles of Incorporation will divide the Entercom board of directors into three classes, with the directors in each class serving staggered three-year terms. As a result, it is expected that there will only be three Entercom board of directors vacancies to fill at the 2018 Annual Meeting, at least two of which will be created by the resignations of CBS-affiliated directors pursuant to the irrevocable letters of resignation.

Majority Control

Second, at the time when the Entercom board of directors next considers the nomination of new directors to fill the three vacancies at the 2018 Annual Meeting, it is expected that the majority of the board of directors will consist of Entercom’s pre-merger directors. Assuming that, at the 2018 Annual Meeting, the shareholders approve the nominees that Entercom’s pre-merger directors nominate, it is likely that Entercom’s pre-merger directors (or their replacements) and their future nominees will comprise a majority of the board even beyond such meeting.

17.	You state that the composition of the senior management of Entercom after the Transaction is an indicator that Entercom is the accounting acquirer mainly because Messrs. Field and Schmaeling will continue as Chief Executive Office and Chief Financial Officer, respectively, after the Merger and that other officers will be determined by Entercom. Tell us how you considered other key executive positions, the roles and responsibilities associated with each position and the existence and terms of any employment contracts in your conclusion that this factor favors Entercom.

Response: Entercom and CBS Radio consider the roles of Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and General Counsel to be the key executive positions at the combined company. The Chief Executive Officer, Chief Financial Officer and General Counsel positions are expected to be held by current Entercom management following the consummation of the Transactions, and the Chief Operating Officer position will be determined by Entercom.

CBS Radio believes that Entercom’s executive positions hired to date and its expectations that future appointments will be determined by Entercom demonstrate that the composition of Entercom’s senior management supports the conclusion that Entercom is the accounting acquirer in the Merger.

In addition, in response to the Staff’s comment, CBS Radio has revised the section entitled “Summary-Accounting Treatment and Considerations” on pages 40 and 41 (and similar disclosure on page 216) to expand the discussion of these additional factors and the manner in which they favor Entercom as the accounting acquirer in the Merger.

18.	Please also clarify when you expect to designate and appoint individuals to the expanded Entercom board of directors and to executive management positions.

Response: CBS Radio acknowledges the Staff’s comment and respectfully advises the Staff that Entercom and CBS Radio expect to designate and appoint individuals to the expanded Entercom board of directors and Entercom expects to appoint at least a majority of any additional executive management positions prior to the consummation of the Transactions. CBS Radio also confirms that, to the extent that such additional executive management positions are identified, Entercom and CBS Radio will provide any additional disclosure required by Item 401 of Regulation S-K.

In addition, in response to the Staff’s comment, CBS Radio has revised the section entitled “Summary—Accounting Treatment and Considerations” on pages 40 and 41 (and similar disclosure on page 216) to expand the discussion to include the appointment of additional executive officers of Entercom following the consummation of the Merger.

Risk Factors

Tendering holders of CBS Class B Common Stock may receive a reduced premium or may not receive any premium in the exchange offer., page 51

19.	Tell us whether the mechanics of calculating the value of CBS Radio shares in the exchange are susceptible to arbitrage trading taking place during the last two trading days of the exchange offer.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 59 to add a risk factor entitled, “The Pricing Mechanism (as defined below) for the exchange offer will not be fixed prior to the launch of the exchange offer, but is instead determined while the exchange offer is open, creating a risk of arbitrage trading during the exchange offer that could impact the final exchange ratio.”

The concentration of Entercom’s capital stock ownership with its founders will limit the ability of holders of Entercom Class A Common Stock to influence corporate matters, and the interests of Entercom’s founders may differ from the interests of other stockholders., page 53

20.	We note your disclosures regarding the approximately 25% “large minority voting interest” held by a group of legacy Entercom shareholders. Please quantify what the expected total voting share of all other Entercom Class A shareholders will be in the company following the merger.

Response: In response to the Staff’s comment, CBS Radio has revised the section entitled “Risk Factors” on page 61 to quantify the expected total voting share of all other holders of Entercom Common Stock following consummation of the Merger.

The Exchange Offer, page 62

21.	So that we can better understand how the pricing terms of the exchange offer and the merger operate, please include the information that is currently left blank on pages 62 through 66 in your next amendment. Alternatively, provide us supplementally with a working example of the calculations discussed on these pages, using, if necessary, hypothetical values to illustrate the operation of the pricing terms.

Response: As requested by the Staff, CBS Radio has supplementally provided the Staff with working examples of the calculations discussed on pages 70 through 75 using hypothetical values to illustrate the operation of the pricing terms.

22.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders.

Response: In response to the Staff’s comment, CBS Radio confirms supplementally that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act and that the expiration date will be included in the final prospectus disseminated to security holders.

23.	Please disclose how the upper limit will be determined.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 71.

24.	We note the disclosure on page 64 explaining that the final exchange ratio will be announced “by 8:00 a.m., New York City time, on the trading day … immediately preceding the expiration date of the exchange offer.” We also note that you do not plan to extend the offer if the upper limit is in effect, allowing shareholders less than two full business days to decide whether to tender or withdraw their shares in that situation. In precedent Reverse Morris Trust transactions, extensions of two full business days have been given if the upper limit is in effect. Please advise us as to why you believe an extension is not warranted in this case.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 70 to explain that both (a) the final exchange ratio and (b) the determination of whether the upper limit will be in effect will be announced by 11:59 p.m., New York City time, at the end of the second trading day immediately preceding the expiration date of the exchange offer. The timing of such announcement will therefore provide each holder of CBS Class B Common Stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the exchange offer. This is unlike precedent Reverse Morris Trust transactions in which the upper limit determination was scheduled to be made on the expiration date of the exchange offer, thus creating the need in those precedents for a two business day extension if the upper limit was in effect. As such, CBS Radio respectfully advises the Staff that, with respect to CBS’s exchange offer, CBS Radio believes that a two business day extension is not warranted if the upper limit is in effect, because a two full business day period is already built into the exchange offer’s pricing mechanism.

Indicative Per-Share Values, page 67

25.	You do not provide for disclosure of intra-day indicative calculated per-share values and indicative exchange ratios on the Valuation Dates, using intra-day VWAPs. Please revise in order to reflect intra-day disclosure on the Valuation Dates, or advise as to why you believe this is not necessary.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 70 to explain that both (a) the final exchange ratio and (b) the determination of whether the upper limit will be in effect will be announced by 11:59 p.m.,

New York City time, at the end of the second trading day immediately preceding the expiration date of the exchange offer. The timing of such announcement will therefore provide each holder of CBS Class B Common Stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the exchange offer. With such time available, CBS Radio believes that holders of CBS Class B Common Stock do not require, and will not benefit from, disclosure of intra-day indicative calculated per-share values and indicative exchange ratios on the Valuation Dates, using intra-day VWAPs. As such, CBS Radio respectfully advises the Staff that CBS Radio believes that intra-day VWAPs are not necessary for the protection of holders of CBS Class B Common Stock in the exchange offer.

Conditions for Consummation of the Exchange Offer, page 76

26.	Please revise your disclosure to state that all conditions to the exchange offer must be satisfied or waived at or prior to the expiration date of the exchange offer, such that the exchange offer cannot be conditioned on, for example, consummation of the Final Distribution. Please also revise to eliminate conditions that are within the control of CBS Radio, such as consummation of the Radio Reorganization and preparation and delivery of information to CBS Common Stock holders by CBS Radio. Finally, please revise the condition that the FCC must consent to the Transactions without the imposition of “certain burdensome restrictions” so that it is based on objective criteria.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on pages 33 and 85 to state that all conditions to the exchange offer must be satisfied or waived at or prior to the expiration date of the exchange offer. CBS Radio has further revised the disclosure of conditions to the exchange offer to eliminate any aspects of the Transactions, such as the Final Distribution, that occur after the expiration date of the exchange offer and any conditions that are within the control of CBS Radio, such as consummation of the Radio Reorganization and preparation and delivery of information to holders of CBS Common Stock by CBS Radio.

In addition, CBS Radio has revised the disclosure on page 20 with respect to the condition that the FCC must consent to the Transactions without the imposition of “certain burdensome restrictions” to explain how this condition is based on objective criteria.

Directors and Officers of Entercom Before and After the Consummation of the Transactions, page 96

27.	With respect to each person who will serve as executive officer of Entercom following the Merger, please provide the information specified in Item 19(a)(7) of Form S-4.

Response: In response to the Staff’s comment, CBS Radio has revised and supplemented the section entitled “Information on Entercom—Directors and Officers of Entercom Before and After the Consummation of the Transactions” on page 107 to expand the discussion to include additional executive officers of Entercom following the consummation of the Merger. CBS Radio respectfully advises the Staff that additional information specified in Item 19(a)(7) of Form S-4 for the individuals disclosed on page 107 is incorporated by reference and, to the extent that any additional executive officers are identified, Entercom and CBS Radio will provide any additional required disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for CBS Radio, page 104

Overview, page 104

28.	We note the discussion of the series of strategic cost savings restructurings that management of CBS Radio has initiated to mitigate the negative trends affecting its operations and financial condition. We also note that CBS Radio’s projections (page 188) reflect increasing revenues every year through 2021. Additionally, CBS reported in its Form 10-Q for March 31, 2017, that CBS Radio’s revenues declined 5% compared to the same period last year. Expand your discussion to address what specific steps management is taking to reverse the negative trend of declining revenues that provides the reasonable basis for these projections.

Response: CBS Radio respectfully advises the Staff that its revenue decline of 5% for the first quarter of 2017 reflects a 9% decline in broadcasting revenue, which was primarily the result of a loss in market share and, to a lesser extent, lower demand in the radio marketplace. CBS Radio’s digital, events and other revenue, however, increased 7% in the first quarter of 2017. The revenue growth reflected in the CBS Radio projections is driven by expected growth from digital, events and other revenue, which is consistent with the growth CBS Radio experienced in the first quarter of 2017, while the projections did not anticipate the loss in market share or decline in market demand that CBS Radio experienced. In response to the Staff’s comment, CBS Radio has revised the disclosure on page 114 to discuss the specific steps management is taking to reverse the negative trend of declining revenues.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 141

29.	Refer to Note 2(a). Tell us why you did not give effect to the conversion of 3,152,233 shares of Entercom Class B Common stock to Class A Common stock, pursuant to the Field Family Side Letter Agreement.

Response: In response to the Staff’s comment, CBS Radio respectfully advises the Staff that the conversion of 3,152,233 shares of Entercom Class B Common Stock to Class A Common stock, pursuant to the Field Family Side Letter Agreement, will have no impact to the estimated purchase price or the pro forma condensed combined financial statements, as shares of Entercom Class B Common stock have the same par value and carry the same economic rights as shares of Entercom Class A Common stock. The two classes of shares differ only with respect to voting rights. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes when voted by either Joseph M. Field or David J. Field, in their own right or pursuant to a proxy.

30.	Please disclose the impact of a 10% increase/ decrease in the trading prices of CBS Class B Common Stock and Entercom Class A Common Stock and the resultant range of values in the pro forma basic and diluted earnings per share arising from a change in the issuable and outstanding Entercom shares. Refer to Rules 11-02(b)(7)-(8) of Regulation S-X.

Response:    CBS Radio respectfully advises the Staff that the number of shares of Entercom Class A Common Stock that will be issued in the Merger is fixed at 101,407,494. As a result, a change in the trading prices of CBS Class B Common Stock and Entercom Class A Common Stock will not impact the number of shares of Entercom Class A Common Stock issued in the Merger or pro forma basic and diluted earnings per share. CBS Radio respectfully advises the Staff that the conversion of restricted stock units and stock options with respect to CBS Class B Common Stock into equity awards for Entercom Class A Common Stock will be impacted by the trading prices of CBS Class B Common Stock and Entercom Class A Common Stock; however, the impact on pro forma diluted shares will be minimal and there will be no impact to pro forma diluted earnings per share. In response to the Staff’s comment, CBS Radio has revised page 158 to state that a 10% increase/decrease to the trading prices of such stocks will have no impact on pro forma basic and diluted earnings per share.

CBS Radio respectfully advises the Staff that the trading prices of CBS Class B Common Stock and Entercom Class A Common Stock will impact the number of shares of CBS Class B Common Stock that will be received by CBS in exchange for the 101,407,494 shares of Radio Common Stock. In light of the Staff’s comment, additional disclosure was provided in the notes to the CBS Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements on Page 151 to disclose the impact of a 10% increase/decrease in the trading prices of CBS Class B Common Stock and Entercom Class A Common Stock on pro forma basic and diluted earnings per share of CBS.

31.	We further note a true-up provision in the Merger Agreement, as described on page 200, whereby the aggregate number of shares of Entercom Class A common stock into which the shares of Radio common stock are converted will be increased such that the total combined value and voting threshold percentage of Entercom Class A common stock to be received by former CBS Radio shareholders will equal 50.25%. If so, clarify whether the additional shares will come from newly issued Class A shares or from additional conversions of Class B common stock into Class A common stock. In the case of the latter condition, tell us whether or not a mandatory Conversion event for the remaining Class B shares may be triggered as described on page 243.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 220 to state that the additional shares will come from newly issued shares of Entercom Class A Common Stock. CBS Radio respectfully advises the Staff that the effect of such issuance was not reflected in the Pro Forma Condensed Combined Financial Statements as an event that would result in Entercom issuing a number of shares, which is significant enough to cause the voting threshold percentage of Entercom Class A Common Stock received by former CBS shareholders to equal 50.25%, is not likely to occur.

32.	Refer to Note 2(f). As stated, CBS borrowings will be assumed by Entercom at such time the Merger becomes effective. However, per disclosure on page 15, it appears that Entercom Radio LLC will become a guarantor (not the principal borrower) under the “Radio Financing.” Please clarify the discrepancies.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure in Note 2(f) on page 158 to disclose that such CBS borrowings will be guaranteed by Entercom substantially simultaneously with the closing of the Merger.

33.	Refer to Note 6. Tell us how you gave effect, if at all, to the “limitation of Entercom’s ability to utilize existing net operating losses on a go-forward basis after the consummation of the merger.” In this regard, we note the penultimate bullet on page 166.

Response: CBS Radio respectfully advises the Staff that Entercom currently expects to have the ability to fully utilize its existing net operating losses (“NOLs”) after the consummation of the Merger. This determination was made based on a calculation of the annual limitation under Section 382 of the Internal Revenue Code, as well as the expectation that the combined company will have sufficient income for the utilization of such NOLs. However, Entercom’s ability to utilize its existing NOLs may be limited by Entercom’s market value at the closing of the transaction. In response to the Staff’s comment, CBS Radio has revised the disclosure on page 161 to indicate that Entercom currently expects to have the ability to fully utilize its NOLs prior to expiration, after the consummation of the Merger; however, such ability may be limited based on Entercom’s market value at the closing of the Merger.

34.	In Note 7, you stated that Entercom has proposed to divest 14 radio stations in seven markets in excess of the limits set forth in the FCC’s local radio ownership rule. Tell us how you considered, if material, disclosure of the revenues and expenses associated with such proposed identifiable divestitures that meet the minimum requirement under the FCC rule in your pro forma presentation. Refer to Rules 11-01(a)(8) and 11-02(b)(5) of Regulation S-X.

Response: CBS Radio acknowledges the Staff’s comment and respectfully advises the Staff that the precise radio stations that will be divested in order to comply with FCC or DOJ requirements, the manner in which they are divested and any potential proceeds from such divestitures have not yet been determined. As a result, the revenues and expenses associated with such proposed divestitures cannot currently be estimated. Accordingly, the unaudited pro forma condensed combined financial statements do not include any adjustments or disclosures of the impact related to the divestitures of such radio stations. In response to the Staff’s comment, CBS Radio has revised the section entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” on page 162 to clarify that the revenues and expenses associated with such divestitures have not yet been determined. To the extent the pro forma impact of such divestitures is determined to be material, we confirm that we will comply with the requirements of Rules 11-01(a)(8) and 11-02(b)(5) of Regulation S-X.

The Transactions, page 149

Background of the Transactions, page 153

35.	Expand to discuss the “strategic rationale for the proposed separation of CBS Radio” as discussed at the May 26, 2016 board meeting.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 172.

36.	Identify the number of “potential counterparties” that submitted non-binding indications of interest regarding a transaction with CBS Radio during August and September 2016.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 173.

37.	At first mention on page 157, please identify the “Independent Directors” of Entercom’s board of directors.

Response: In response to the Staff’s comment, CBS Radio has revised the section entitled “The Transactions—Background of the Transactions” on page 174 to identify the independent directors of Entercom’s board of directors.

38.	Please describe the method of selection of Morgan Stanley and Centerview Partners. See Item 1015(b)(3) of Regulation M-A.

Response: In response to the Staff’s comment, CBS Radio has revised the section entitled “The Transactions—Background of the Transactions” on pages 171 and 178 to describe the method of selection of Morgan Stanley and Centerview Partners.

39.	Please summarize the financial presentations made by Goldman Sachs on November 10, 2016 and by Morgan Stanley on December 30, 2016 and January 7, 2017.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on pages 175 and 177. CBS Radio respectfully submits that the information prepared by Goldman Sachs and discussed with the Divestiture Committee of CBS on November 10, 2016 does not constitute a “report, opinion or appraisal materially relating to the transaction” between Entercom and CBS because (i) it was prepared for the Divestiture Committee of CBS in connection with the Divestiture Committee’s review of a potential initial public offering of CBS Radio, which was one of several options that the Divestiture Committee initially considered, but ultimately did not pursue, prior to recommending that CBS enter into a Reverse Morris Trust transaction between Entercom and CBS; (ii) it was almost entirely based on publicly available data, contained a general analysis of the radio industry and equity markets, and all of the data and analysis were related to a potential initial public offering of CBS Radio; and (iii) it did not contain any analysis or discussion of a potential strategic combination between Entercom and CBS Radio. Consequently, CBS Radio has revised the disclosure in Amendment No. 1 to remove the references to the information prepared by Goldman Sachs and discussed with the Divestiture Committee of CBS on November 10, 2016.

Additionally, CBS Radio respectfully advises the Staff that it believes the information required to be furnished on Form S-4 under Item 4(b), including Item 1015(b)(6) of Regulation M-A, with respect to Morgan Stanley is included in the summarized information from the final presentation given to the Entercom board of directors by Morgan Stanley, which is provided under the heading “Opinion of Morgan Stanley & Co. LLC.” The Morgan Stanley-related disclosures regarding the December 30, 2016 and January 7, 2017 Entercom board meetings reference materials that were focused primarily on providing the Entercom board of directors with updates on the status of transaction discussions and related matters. To the extent that they contained financial analysis, such materials contained preliminary information that was presented prior to the finalization of the terms of the transaction, was based on information that was superseded by subsequent information regarding the parties to the transaction and the terms of the transaction, and was not presented in connection with the fairness opinion ultimately delivered by Morgan Stanley to the Entercom board of directors at its meeting on February 1, 2017 in connection with the board’s approval of the transaction. Entercom does not believe that the December 30, 2016 and January 7, 2017 Morgan Stanley presentations constitute a “report, opinion or appraisal” that would require disclosure under Item 4(b) of Form S-4 or Item 1015(b)(6) of Regulation M-A.

The preliminary information contained in these materials was refined over time and superseded by subsequent information and by the analysis presented by Morgan Stanley to the Entercom board of directors in connection with the fairness opinion that was delivered to the Entercom board of directors at the February 1, 2017 meeting and subsequently confirmed in writing, which is summarized in detail under the heading “Opinion of Morgan Stanley & Co. LLC.” Entercom believes that the disclosures in the Registration Statement relating to Morgan Stanley’s fairness opinion provide stockholders with the material aspects of the Entercom board of directors’ decision-making process, including Morgan Stanley’s financial analysis underlying its fairness opinion. Based on these considerations and long-standing practice for transactions that are not subject to Rule 13e-3 under the Securities

Exchange Act of 1934, Entercom respectfully submits that Form S-4 does not require further disclosure to meet the requirements of Item 4(b) of Form S-4, including Item 1015(b)(6) of Regulation M-A.

Certain Financial Projections Prepared by Entercom, page 186

40.	We note the statement in the next to the last paragraph of this section that the inclusion of summaries of the Management Projections should not be regarded as an indication that any of Entercom, CBS Radio, CBS or their respective affiliates, etc. considered, or now considers, the Management Projections to be material information. Please advise as to how this can be the case, given that the Management Projections were used in the financial analyses.

Response: In response to the Staff’s comment, CBS Radio has revised the section entitled “The Transactions—Certain Financial Projections Prepared by Entercom” on page 204 to remove the reference to management’s consideration of the projections as not being regarded as material.

Executive Employment Agreement with Andre J. Fernandez, page 194

41.	It would appear that the Transactions will result in Mr. Fernandez separating from the Company and triggering his severance arrangements with CBS Radio. Quantify the total dollar amount of his severance and for any other executive officer of CBS Radio that is expected to depart following the Transactions.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure on page 212.

Description of Entercom Capital Stock, page 248

42.	We note that Entercom’s Articles of Incorporation have authorized 50 million shares of Entercom Class C Common Stock. It does not appear that there are any issued and outstanding shares of this class of stock. Please confirm if this is the case. Please also confirm that Entercom does not have any plans or agreements to issue shares from this class of stock in the near future.

Response: In response to the Staff’s comment, Entercom has revised the section titled “Description of Entercom Capital Stock—Common Stock” on page 267 to clarify and confirm that there are no issued and outstanding shares of Entercom Class C Common Stock, and that Entercom does not expect any shares of Entercom Class C Common Stock to be issued or outstanding upon the consummation of the Merger and that it does not have any plans or agreements to issue any Entercom Class C Common Stock prior to the consummation of the Merger.

Where You Can Find More Information: Incorporation by Reference, page 266

43.	Please update this section to incorporate by reference each company’s Form 10-Q for the period ended March 31, 2017.

Response: In response to the Staff’s comment, CBS Radio has revised the disclosure to incorporate by reference CBS’s and Entercom’s respective Form 10-Q for the period ended March 31, 2017, and other relevant SEC filings made through the filing date of Amendment No. 1.

*    *    *    *    *    *

CBS, CBS Radio and Entercom hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com or my colleague Marshall P. Shaffer at (212) 403-1368 or by email at mpshaffer@wlrk.com.

Sincerely,

/s/ David E. Shapiro, Esq.
David E. Shapiro, Esq.

cc:	Lawrence P. Tu, CBS Corporation

Jo Ann Haller, CBS Radio Inc.

Andrew P. Sutor, IV, Entercom Communications Corp.

Zachary A. Judd, Roderick O. Branch and Mark D. Gerstein, Latham & Watkins LLP